Contact

www.linkedin.com/in/rmoody09 (LinkedIn)

Top Skills

Analytics

Ryan Moody

Co-Founder at Arrangr

Madison, Wisconsin, United States

Experience

Arrangr

Co-Founder

August 2016 - Present (7 years 9 months)

Greater Boston Area

WorkWingman

Founder/CEO

October 2013 - Present (10 years 7 months)

Kantar Retail

Senior Project Analyst

August 2009 - July 2011 (2 years)

Education

Dartmouth College

B.A., Economics · (2005 - 2009)

Boston University

Master of Engineering (M.Eng.), Mechanical Engineering · (2011 - 2013)